SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 12,2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 12, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

12 April 2012

Smith & Nephew plc (the "Company") announces that it received notification today that the following directors or persons discharging managerial responsibilities ("PDMR"), as participants in the Company's Employee Stock Purchase Plan (the "Plan"), purchased American Depository Shares ("ADS") as follows:

Name of director/PDMR:	Michael Frazzette	John Campo
No. of ADSs acquired:	127	127
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%
Date of transaction:	31 March 2012	31 March 2012
Price per ADS:	US$41.5565	US$41.5565
No. of ADSs disposed:	n/a	n/a
Percentage of issued class disposed:	Less than 0.01%	Less than 0.01%
Total holding following notification:	12,980 ADS	8,640 ADS
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%

Notes:

1. These transactions took place in New York, USA.

2. This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a).

3. One ADS is the equivalent of five Ordinary shares of US$.20 each.

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646